Exhibit 99.1

Guardforce AI Announces Expansion in Dubai and Australia

NEW YORK, March 29, 2022 -- Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (Nasdaq: GFAI, GFAIW), an integrated security solutions provider, today announced the Company is in the process of establishing subsidiaries in Dubai and Australia, with a focus on Robotics as a Service (“RaaS”) rollout initiatives. Guardforce AI’s Australian subsidiary, Guardforce AI Robot Service (Australia) Pty Ltd (“GFAI Australia”) was incorporated in February 2022, while Guardforce AI’s Dubai subsidiary, GFAI Robot & Smart Machines Trading LLC (“GFAI Dubai”) was incorporated in March 2022. The GFAI Dubai office is still in its initial setup phase and the Company has begun trial deployments in Dubai with clients in the restaurant, retail, hospitality, exhibition and convention segments.

Terence Yap, Chairman of Guardforce AI commented, “Both the Dubai and Australian markets, we expect, will play a very important role in our global RaaS rollout as they foster innovative environments for technology and allow fast growing companies to flourish. With a presence in these two key markets, we are now operating across three different continents and in nine evolving markets globally.”

The Company’s expanded presence in Dubai is an important strategic opportunity for Guardforce AI as it is one of the fastest growing economies and most innovative cities in the world, being ranked among the top 10 cities on the Global Financial Centres Index in 2019. Additionally, the Dubai government is increasingly enhancing the city with innovative technologies such as AI, blockchain, 3D printing and the Internet of Things (“IoT”).

Australia also serves as an attractive growth opportunity for Guardforce AI as it ranked in 2020 among the top 20 countries in the world in size of economy and it is a key market in the Asia Pacific region.

With the addition of Dubai and Australia, Guardforce AI now has operations in nine key markets worldwide - mainland China, Hong Kong, Macau, Thailand, Singapore, Malaysia, Dubai, Australia and the United Sates.

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. (Nasdaq: GFAI, GFAIW) is a global integrated security solutions provider that is focused on developing robotic solutions and information security services that complement its well-established secured logistics business. With more than 40 years of professional experience, Guardforce AI is a trusted brand name that protects and transports the high-value assets belonging to public and private sector organizations. Guardforce AI develops and provides innovative technologies and services that enhance safety and protection.

For more information, visit www.guardforceai.com

Forward Looking Statements

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the SEC. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Media Relations

Patrick Yu

Email: patrick.yu@fleishman.com

Phone: (+852) 2586-7877

Investor Relations

Shannon Devine
Email: GFAI@mzgroup.us

Phone: +1 203-741-8811

Guardforce AI Corporate Communications

Hu Yu

Email : yu.hu@guardforceai.com